Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

November 26, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Garnett

Re:	Ceridian Corporation

Registration Statement on Form S-4

File No. 333-152649

Dear Ms. Garnett:

On behalf of our client, Ceridian Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 of the Company (File No. 333-152649), together with exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s letter of October 14, 2008. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes in the Amendment made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General Comments

1.	We note that you may increase the outstanding principal amount of the Senior Toggle Notes or issue additional Senior Toggle Notes in connection with the payment of PIK interest or partial PIK interest. Please tell us whether the $475 million Senior Toggle Notes reflected on the registration statement fee table in the initial filing includes additional notes that may be paid as PIK interest. If not, please amend the filing to register the amount of notes that you expect to issue as PIK interest.

The Company has revised the registration statement fee table as requested by the Staff.

The Exchange Offers

Purpose and Effect, page 33

2.	Refer to the last sentence on page 33, which states that holders will not have the right to require you to register the Restricted Notes under the Securities Act. Please reconcile this statement with Section 2(c) of the Registration Rights Agreement filed as Exhibit 4.3 to the registration statement. This provision appears to require you to file a registration statement under the Securities Act under certain circumstances. We note a similar statement on page 4 of the Letter of Transmittal filed as Exhibit 99.3.

The Company has revised the disclosure on pages 33 and 34 as requested by the Staff.

Expiration Date; Amendments, page 34

3.	We note your disclosure in paragraph 2, that you may extend or terminate the exchange offer by giving oral or written notice to the exchange agent. Please advise us how your proposed notification method is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The Company has revised the disclosure on page 35 in response to the Staff’s comment. The Company respectfully advises that Staff that it is aware of the requirements of Rule 14e-1(d) and, as disclosed in the paragraph prior to the paragraph cited in the Staff’s comment, that if the exchange offers are extended, it will give oral or written notice to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date. The Company has also clarified on page 34 that if it terminates the exchange offers it will give notice in like manner.

Ratio of Earnings to Fixed Charges, page 42

4.	Please advise us why deferred financing fees and the debt discount were not included in your calculation of the earnings to fixed charges ratios. Refer to Item 503(d) of Regulation S-K.

The Company has revised the disclosure on page 42 and in Exhibit 12.1 to reflect that its calculation of earnings to fixed charges ratios include deferred financing fees and the debt discount.

Note 3, Merger, page F-22

5.	We note your response to comment 42. Please tell us to what extent you relied on the fair value estimates provided by the outside appraisal firms. Please expand on the role of these advisors as compared to the rule of management in determining the asset fair values that were used in the purchase price allocation included in this filing.

The Company respectfully advises the Staff that while the Company relied on outside valuation expertise for assistance, the Company ultimately determined the fair value of the assets acquired. The role of the Company versus its outside appraisal firms in determining fair value is set forth in more detail below.

The Company, with respect to each of the three appraisal firms:

•	evaluated their qualifications and experience to conduct the engagement;

•	educated them as to the terms of the Transactions;

•	exchanged information to ensure mutual agreement that all relevant assets were identified;

•	provided relevant information that was available at the time of the Transactions necessary for the determination of significant assumptions;

•	reviewed their work to ensure its quality and accuracy, challenging and changing some assumptions as appropriate; and

•	made the final determination as to the fair value of assets.

The outside appraisal firms:

•	calculated initial fair value based on models that they have refined and tested through use with other clients;

•	benchmarked the value of the Company’s assets to sales of similar assets;

•	provided an independent view of the Company’s assumptions used in the valuation of the assets; and

•	advised the Company on best practices for determining fair value.

Part II

Exhibit 5.1

6.	Please provide a revised opinion that addresses the validity of the Guarantees made by the Non-Delaware Guarantors. The revised opinion also should omit assumptions regarding the valid existence, corporate power and authority, and execution, delivery and performance by the Non-Delaware Guarantors.

The Company has provided a revised opinion that addresses the validity of the Guarantees made by the Non-Delaware Guarantors as requested by the Staff. As discussed with the Staff, the Company has provided local counsel opinions for the non-Delaware guarantors addressing corporate power and authority, and execution, delivery and performance.

Exhibit 99.1

7.	The representations in the letter of transmittal must be made by the ultimate beneficial owners. Please revise clause 2 in this exhibit to clarify this. Further, please confirm to us that you recognize that it is your responsibility to obtain the required representations.

The Company has revised the disclosure in clause 2 of Exhibit 99.1 as requested by the Staff. The Company further advises the Staff that it recognizes that it is the Company’s responsibility to obtain the required representations.

Exhibit 99.2

8.	Please revise the third paragraph in this exhibit to clarify that the clients are making the representations in the letter of transmittal.

The Company has revised the disclosure in Exhibit 99.2 as requested by the Staff.

Exhibit 99.3

9.	Please revise the last paragraph on page 3 to disclose that broker-dealers who acquired the Restricted Notes directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resales of the Exchange Notes and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. In addition, please disclose that such broker-dealers cannot use the exchange offer prospectus in connection with resales of the Exchange Notes.

The Company has revised the disclosure in Exhibit 99.3 to reflect that broker-dealers who acquired notes in the initial offering cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter and that they may not use the exchange offer prospectus the connection with resales of the notes.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler
Todd R. Chandler, Esq.

cc: Michael W. Sheridan

5